Exhibit 99.1

Corporación América Airports S.A. Reports January 2025 Passenger Traffic

Another all-time high monthly PAX traffic in Argentina

Total passenger traffic up 5.3% YoY, or up 9.5% YoY ex-Natal

International passenger traffic up 13.9% YoY; up 22.0% YoY in Argentina

Luxembourg, February 18, 2025— Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”), one of the leading private airport operators in the world, reported today a 5.3% year-on-year (YoY) increase in passenger traffic in January 2025. Excluding Natal for comparison purposes, total traffic in January increased by 9.5% YoY.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2025 vs. 2024)
Statistics	Jan'25	Jan'24	% Var.
Domestic Passengers (thousands)	3,573	3,610	-1.0%
International Passengers (thousands)	2,717	2,387	13.9%
Transit Passengers (thousands)	705	643	9.6%
Total Passengers (thousands)[1]	6,995	6,640	5.3%
Cargo Volume (thousand tons)	32.1	28.6	12.2%
Total Aircraft Movements (thousands)	70.6	69.8	1.2%

1 Excluding Natal for comparison purposes, total passenger traffic was up 9.5% in January.

Monthly Passenger Traffic Performance

(In million PAX)

Passenger Traffic Overview

Total passenger traffic increased by 5.3% in January compared to the same month in 2024, or by 9.5% when adjusted for the discontinuation of operations at Natal Airport. Domestic passenger traffic declined by 1.0% year-over-year but grew by 5.9% when excluding Natal. This growth was primarily driven by a strong recovery in domestic traffic in Argentina. Meanwhile, international traffic rose by 13.9%, with all operating countries contributing positively year-over-year. Argentina, in particular, accounted for 80% of the total international traffic growth.

In Argentina, total passenger traffic increased by 12.8% YoY, an improvement from the 7.0% YoY growth recorded in December, marking another all-time high. This increase was primarily driven by a strong recovery in domestic traffic, which rose by 8.8% YoY, up from the 3.4% YoY growth recorded in December. As a reminder, domestic traffic YoY comparisons are no longer impacted by the ‘Previaje’ incentive program, which was suspended in December 2023 following the swearing-in of the new government. International passenger traffic continued to perform well and increased by a robust 22.0% YoY, up from the 16.2% YoY growth recorded in December.

In Italy, passenger traffic grew by 5.6% compared to the same month in 2024. International passenger traffic, which accounted for over 75% of the total traffic, increased by 5.2% YoY, driven by an 8.1% increase at Pisa airport and a 2.0% increase at Florence airport. Domestic passenger traffic increased by 7.0% YoY, with strong performances at both Pisa and Florence airports.

In Brazil, total passenger traffic decreased by 14.3% YoY, or increased by 2.8% YoY when adjusting for the discontinuation of Natal Airport. These results reflect an improvement in traffic trends despite the still challenging aviation context and aircraft constraints in the country. Domestic traffic, which accounted for over 50% of the total traffic, was down 28.2% YoY, or 3.5% when excluding Natal, while transit passengers were up 9.7% YoY. As a reminder, following the friendly termination process concluded in February 2024, CAAP no longer operates Natal Airport, effective February 19, 2024. Therefore, statistics for Natal are available up to February 18, 2024.

In Uruguay, total passenger traffic, predominantly international, continued its recovery, rising by 4.7% YoY, driven by new routes launched for the summer season. In December, SKY Airline introduced a new route connecting Montevideo with Rio de Janeiro, while Azul Linhas Aéreas began operating flights to Florianópolis. At Punta del Este Airport, the company kicked off the summer season with the first direct flight from Santiago de Chile to Punta del Este, operated by LATAM, with three weekly flights from November to March.

In Ecuador, passenger traffic rose by 8.1% year-over-year, despite ongoing security concerns in the country. International passenger traffic increased by 13.1% YoY, while domestic traffic grew by 3.2% YoY, affected by high airfare prices, which have impacted travel demand.

In Armenia, passenger traffic increased by 6.7% YoY, following a strong recovery post-Covid. This growth was supported by the introduction of new airlines and routes, along with an increase in flight frequencies.

Cargo Volume and Aircraft Movements

Cargo volume increased by 12.2% compared to the same month in 2024, with positive YoY contributions from all countries of operation, except for Brazil and Ecuador: Argentina (+14.1%), Uruguay (+45.9%), Armenia (+28.8%), Italy (+4.3%), Ecuador (-4.8%) and Brazil (-4.7%). Argentina, Brazil, and Armenia accounted for almost 80% of the total cargo volume in January.

Aircraft movements increased by 1.2% YoY, with positive YoY contributions from all countries of operation, except for Brazil: Argentina (+4.5%), Uruguay (+1.7%), Armenia (+6.3%), Ecuador (+3.9%), Italy (+3.8%), and Brazil (-12.6%). Argentina, Brazil, and Ecuador accounted for more than 80% of total aircraft movements in January.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2025 vs. 2024)

	Jan'25	Jan'24	% Var.
Passenger Traffic (thousands)
Argentina	4,218	3,738	12.8%
Italy	485	459	5.6%
Brazil (1)	1,283	1,497	-14.3%
Uruguay	243	232	4.7%
Ecuador	373	345	8.1%
Armenia	393	368	6.7%
TOTAL	6,995	6,640	5.3%

(1)	Following the friendly termination process concluded in February 2024, CAAP no longer operates Natal airport. Statistics for Natal are available up to February 18, 2024.

Cargo Volume (tons)
Argentina	17,658	15,471	14.1%
Italy	1,073	1,029	4.3%
Brazil	4,434	4,653	-4.7%
Uruguay	2,950	2,022	45.9%
Ecuador	2,811	2,953	-4.8%
Armenia	3,128	2,429	28.8%
TOTAL	32,054	28,557	12.2%
Aircraft Movements
Argentina	41,116	39,352	4.5%
Italy	4,524	4,359	3.8%
Brazil	11,072	12,665	-12.6%
Uruguay	3,899	3,835	1.7%
Ecuador	6,853	6,594	3.9%
Armenia	3,148	2,961	6.3%
TOTAL	70,612	69,766	1.2%

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 52 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2024, Corporación América Airports served 79.0 million passengers, 2.7% (or 0.4% excluding Natal) below the 81.1 million passengers served in 2023, and 6.2% below the 84.2 million served in 2019. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Investor Relations Contact

Patricio Iñaki Esnaola

Email: patricio.esnaola@caairports.com

Phone: +5411 4899-6716